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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                AMENDMENT NO. 2
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934

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                              DAMES & MOORE GROUP
                           (Name of Subject Company)

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                        DEMETER ACQUISITION CORPORATION
                                URS CORPORATION
                                   (Bidders)

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                    Common Stock, par value $0.01 per share
           (Including the Associated Preferred Stock Purchase rights)
                         (Title of Class of Securities)

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                                  235713 10 4
                     (CUSIP Number of Class of Securities)

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                               Kent P. Ainsworth
                        Demeter Acquisition Corporation
                              c/o URS Corporation
                        100 California Street, Suite 500
                            San Francisco, CA 94111
                                 (415) 774-2700

            (Name, address and telephone number of person authorized
                 to receive notice and communications on behalf
                        of the person filing statement)

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                                    Copy to:

                          Samuel M. Livermore, Esq.
                              Cooley Godward LLP
                           One Maritime Plaza, 20th
                        Floor San Francisco, CA 94111
                                (415) 693-2000

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     This statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 11, 1999 by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser") and URS Corporation, a Delaware corporation ("Parent"), as amended by Amendment No. 1 to such Statement filed with the Commission on May 19, 1999 (collectively, the "Schedule 14D-1"). The Schedule 14D-1 was filed in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (including associated preferred stock purchase rights), of Dames & Moore Group, a Delaware corporation (the "Company"), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 11, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

Item 9.   Financial Statements of Certain Bidders

     Item 9 "Financial Statements of Certain Bidders" of the Schedule 14D-1 is hereby amended to include the following:

     On May 24, 1999, Parent announced operating results for its second quarter and the six months ended April 30, 1999. A copy of the press release announcing such results is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

     Revenue for the second quarter of 1999 was $222.2 million compared to $195.2 million for the second quarter of 1998. Net income increased to $7.0 million from $4.9 million for the same period in 1998. Earnings per share increased to $0.42 compared to $0.31 for the second quarter ended April 30, 1998.

     For the six months ended April 30, 1999, revenue increased to $415.1 million from $381.3 million for the six months ended April 30, 1998. Net income for the six-month period was $12.7 million or $0.77 per share, compared to $9.1 million or $0.58 per share for the same period in 1998. At April 30, 1999, backlog totaled $712.8 million compared with $675.0 million at October 31, 1998.

Item 10.   Additional Information

     Item 10 "Additional Information" of the Schedule 14D-1 is hereby amended to include the following under subparagraph (f):

     On May 26, 1999, the Company announced operating results for the three months ended March 26, 1999 and the year ended March 26, 1999. A copy of the press release announcing such results is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.

     The Company reported net revenues of $639.3 million for the fiscal year ended March 26, 1999 as compared to $482.5 million for the fiscal year ended March 27, 1998. Earnings from operations, before charges related to the Company's acquisition of Radian International LLC, were $52.2 million for fiscal year 1999 compared with $42.8 million for fiscal year 1998. Earnings from operations after acquisition-related restructuring charges were $23.9 million in fiscal year 1999 after giving affect to the $28.2 million restructuring charge. The net (loss) after restructuring charges and extraordinary items was $(303,000) for fiscal year 1999 compared with net earnings of $19.3 million for fiscal year 1998.

     The Company reported earnings per share on a diluted basis, before acquisition-related restructuring charges, of $1.12 for fiscal year 1999 compared with $1.07 per share for fiscal year 1998. Earnings per share after acquisition-related charges and extraordinary items was $(0.02) for fiscal year 1999. Diluted earnings per share for the fourth quarter of fiscal 1999 were $0.27 compared with $0.24 for the fourth quarter of fiscal 1998.

Item 11.  Material to be Filed as Exhibits

     Item 11 of the Schedule 14D-1 is hereby amended to include the following as exhibits:

     Exhibit (a)(10): Text of the Press Release, dated May 24, 1999, issued by URS Corporation.

     Exhibit (a)(11): Text of the Press Release, dated May 27, 1999, issued by Dames & Moore Group.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


                                         URS CORPORATION


                                         By:  /s/ Kent P. Ainsworth
                                             -----------------------------
                                             Name:  Kent P. Ainsworth
                                             Title: Executive Vice President and
                                                    Chief Financial Officer


                                         DEMETER ACQUISITION CORPORATION


                                         By:  /s/ Kent P. Ainsworth
                                             -----------------------------
                                             Name:  Kent P. Ainsworth
                                             Title: Treasurer and
                                                    Chief Financial Officer

Dated:  June 1, 1999

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